# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Viper Energy, Inc., CIK 0002074176
CUSIP: 64361Q101
Title of class of securities: Class A Common Stock, par value $0.000001 per share
Address of issuer's principal executive offices: 500 West Texas Ave., Suite 100, Midland, Texas (TX), 79701
Date of event which requires filing of this statement: 09/01/2026
Amends the filing with accession number 0000950170-25-111487
Filed by CIK 0001539838
Persons authorized to receive notices and communications: Teresa L. Dick, Diamondback Energy, Inc., 900 NW 63rd Street, Suite 200, Oklahoma City, Oklahoma (OK), 73116, (432) 221-7400; Zachary S. Podolsky, Latham & Watkins LLP, 1271 Avenue of the Americas, New York, New York (NY), 10020, (212) 906-1200

## Reporting persons
- Diamondback Energy, Inc. (CIK 0001539838): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 145,972,177; shared voting power 0; sole dispositive power 145,972,177; shared dispositive power 0; aggregate amount beneficially owned 145,972,177 (42.9% of the class)
- Diamondback E&P LLC (CIK 0001590692): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,874,987; shared voting power 0; sole dispositive power 10,874,987; shared dispositive power 0; aggregate amount beneficially owned 10,874,987 (5.3% of the class)
- Endeavor Energy Resources, L.P. (CIK 0002068309): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 70,633,640; shared voting power 0; sole dispositive power 70,633,640; shared dispositive power 0; aggregate amount beneficially owned 70,633,640 (26.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.000001 per share
Name of issuer: Viper Energy, Inc.
Address of issuer's principal executive offices: 500 West Texas Ave., Suite 100, Midland, Texas (TX), 79701
Comment: This Amendment No. 4 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on August 26, 2025 (as amended, the "Schedule 13D"), relating to the Class A Common Stock, par value $0.000001 per share (the "Class A Common Stock") of Viper Energy, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information contained in Item 4 is incorporated by reference to this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Closing of the Purchase Agreement

On September 1, 2026, the previously disclosed Purchase Agreement closed. As a result, the Reporting Persons acquired an aggregate of 3,815,459 OpCo units and an equivalent number of shares of the Issuer's Class B Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference to this Item 5.

The information on the cover pages sets forth the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock outstanding beneficially owned by each of the Reporting Persons, based on 194,405,049 shares of Class A Common Stock outstanding as of July 31, 2026 as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026.

The beneficial ownership percentage of the Listed Persons is set forth on Exhibit 99.2 as filed with this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose:
Diamondback:

Sole Voting Power: 145,972,177
Shared Voting Power: 0
Sole Dispositive Power: 145,972,177
Shared Dispositive Power: 0

Includes (i) 64,463,550 shares of Class B Common Stock and 64,463,550 New OpCo Units held by Diamondback, (ii) 10,874,987 shares of Class B Common Stock and 10,874,987 New OpCo Units held by Diamondback's wholly owned subsidiary, Diamondback E&P and (iii) 70,633,640 shares of Class B Common Stock and 70,633,640 New OpCo Units held by Diamondback's wholly owned subsidiary, Endeavor. Diamondback, Diamondback E&P and Endeavor have the right to exchange their shares of Class B Common Stock and an equal number of New OpCo Units on a one-for-one basis for shares of Class A Common Stock.

Diamondback E&P:

Sole Voting Power: 10,874,987
Shared Voting Power: 0
Sole Dispositive Power: 10,874,987
Shared Dispositive Power: 0

Includes 10,874,987 shares of Class B Common Stock and 10,874,987 New OpCo Units held by Diamondback E&P. Diamondback E&P has the right to exchange its shares of Class B Common Stock and an equal number of New OpCo Units on a one-for-one basis for shares of Class A Common Stock.

Endeavor:

Sole Voting Power: 70,633,640
Shared Voting Power: 0
Sole Dispositive Power: 70,633,640
Shared Dispositive Power: 0

Includes 70,633,640 shares of Class B Common Stock and 70,633,640 New OpCo Units held by Endeavor. Endeavor has the right to exchange its shares of Class B Common Stock and an equal number of New OpCo Units on a one-for-one basis for shares of Class A Common Stock.

The beneficial ownership of the Listed Persons is set forth in Exhibit 99.2.
Transactions in the class effected during the past sixty days: Except as described in Item 4, none of the Reporting Persons nor, to the Reporting Persons' knowledge, any of the Listed Persons, has effected any transaction in the Issuer's Common Stock since the filing of Amendment No. 3 to this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.2 - Beneficial Ownership of the Listed Persons

## Signatures
- Diamondback Energy, Inc.: /s/ Teresa L. Dick, Teresa L. Dick/Executive Vice President of Accounting and Assistant Secretary (09/03/2026)
- Diamondback E&P LLC: /s/ Teresa L. Dick, By: Diamondback Energy, Inc., its sole member, Teresa L. Dick/Executive Vice President of Accounting and Assistant Secretary (09/03/2026)
- Endeavor Energy Resources, L.P.: /s/ Teresa L. Dick, Teresa L. Dick/Executive Vice President of Accounting and Assistant Secretary (09/03/2026)